Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

DISH Network Talking Points, dated May 6, 2013

DISH/SPRINT MERGER PROPOSAL

On April 15, 2013, DISH submitted a merger proposal to the Board of Directors of Sprint for a total cash and stock consideration of $25.5 billion.  This transaction presents a unique opportunity to establish a new model for fixed and mobile voice and data services in the United States.  A combined DISH/Sprint will benefit from a significantly enhanced strategic position and substantial synergies that are not attainable through the pending SoftBank proposal.  DISH’s merger proposal represents the best opportunity for Sprint to become a viable competitor to AT&T and Verizon and is better for the American consumer, a win for Sprint’s shareholders, and better for U.S. national security.

Benefits of a DISH/Sprint Merger

As data demands outpace mobile providers’ capacity, the proposed combination of DISH and Sprint presents an innovative step forward for consumers and competition.  The new DISH/Sprint will create a one-of-a-kind company offering a convenient, fully-integrated nationwide bundle of in- and out-of-home video, broadband and voice services.

•                  DISH has a strong history as a technology innovator and disruptor.  DISH created the third largest pay-TV provider while competing with incumbent cable monopolies and other entrenched operators.

•                  Utilizing both companies’ existing assets and expertise, the combined DISH/Sprint will be the only company able to offer a fully-integrated, nationwide bundle of in- and out-of-home video, broadband and voice services to meet rapidly evolving customer preferences.

•                  Fixed and Mobile Broadband:  DISH will be able to combine its existing spectrum holdings (AWS-4 and 700 MHz E Block holdings) with Sprint and Clearwire holdings (assuming completion of Sprint’s acquisition of Clearwire) to create an efficient hybrid network offering both fixed and mobile broadband.  Deployment of a fixed broadband service, requiring installation of rooftop antennas, is a natural for DISH, with more than 5,500 trained technicians nationwide.

•                  Video:  DISH brings real benefits to the table, including a subscriber base of 14 million homes, extensive content relationships and the infrastructure necessary to begin deploying a DISH/Sprint product in these and additional homes.

•                  The proposed merger has the potential to generate an estimated $37 billion in net-present-value synergies and growth opportunities.

The DISH Offer Is Better for Consumers, Sprint Shareholders, and U.S. National Security

•                  Among other things, the cash portion of DISH’s offer represents a substantial premium to the value of the existing SoftBank proposal.

•                  DISH’s merger proposal represents the best opportunity for Sprint to become a viable competitor to AT&T and Verizon.

•                  DISH is ready to hit the ground running and utilize its existing assets with Sprint and Clearwire holdings (assuming completion of Sprint’s acquisition of Clearwire).  DISH has a proven history of success in the U.S. market and an installed subscriber base of 14 million homes.

•                  Because DISH is an American controlled company, the DISH/Sprint deal will not require the FCC or the Committee on Foreign Investment in the United States (CFIUS) to consider foreign ownership issues that are present with the SoftBank proposal.

Timing

•                  Sprint is considering DISH’s proposal.  DISH is not seeking FCC approval for this proposed transaction at this time because Sprint has yet to respond to the proposal.  If and when an agreement is reached, FCC and other appropriate regulatory filings will follow.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012.  Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approvals for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized.  The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov).  In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.  This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.